October 5, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:	DC Brands International, Inc. Registration Statement on Form S-1/A Filed July 14, 2010 File No. 333-166714

Dear Mr. Riedler:

Thank you for your October 4, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  In order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

United States Securities and
Exchange Commission
October 5, 2010

FORM S·l/A

General

Financial Statement for the Year Ended December 31, 2009

Note 1 Business and Significant Accounting Policies. F-6

1.           We acknowledge your response to comment 3.  Please address the following:

a.           Please disclose the amounts for revenue and cost of goods sold reversed, the marketing expense recorded and the amount of product purchased by the CEO related to the repurchased inventory for all periods presented.

b.           Consider your inventory policy, which states inventory is recorded at "the lower of cost or market on a first-in first-out method." With regards to the repurchased inventory, tell us how you can determine the "exact amount that it was originally booked to inventory and booked to COGS" as stated in your response.

c.           It seems as though your secret shopper program is the reason that your assertion that "historically returns have not been material and are recorded when the items are returned" is true.  Please disclose how your secret shopper program has historically affected returns from retailers consistent with your response.

Response: Complied with.  We will add the following language and chart to our disclosure.

“Our secret shopper program was initially conducted by the Company itself in 2009 using Company funds for repurchases.  Accordingly, we reversed sales for those products that we purchased, reversed the cost of goods sold for those products that we purchased and recorded a marketing expense for the amount of money used to repurchase the products as well as the amount of money used to retool the products.  Commencing 2010, we did not repurchase any products; however our Chief Executive Officer used approximately $30,000 of his own funds to repurchase products.   The only cost incurred by the Company during 2010 in connection with this program was approximately $3,000 for retooling of products that was included in marketing expense, as theses products were later used in our marketing events.”

United States Securities and
Exchange Commission
October 5, 2010

a)
DC Brands International, Inc
Secret Shopper Program

	Period Ended
	12/31/2008	12/31/2009	6 mo Ended 6/30/10
Sales Reversed	$-	$74,584
COGS Reversed	$-	$47,105
Marketing Expense Recorded	$-	$53,997
Product by CEO	$-		$30,000

b)            The inventory cost and therefore the COGS per bottle was consistent for all bottles produced during 2009, our first year of production.  Therefore the cost amount for each bottle was the same and the exact amount that was originally booked was easily determinable.

c)           We acknowledge that without the secret shopper program, we probably would have received a return of product from a retailer and that if we stopped the program our rate of return would probably range in the two tenths to one half of one percent of annual sales, which is our estimate of the truly damaged goods as opposed to products purchased due to their labels. We will add the following language to Note 1 “Historically, we have not had any products returned.  However, we believe that the lack of returns, is in part due to our secret shopper program pursuant to which our Chief Executive Officer has used his own funds to purchase damaged products and products which are not damaged but have earlier generation labels. Although difficult to predict, we believe that returns without this program could be as high as one half of one percent of annual sales.  These repurchased products are then donated to charity or used in promotional campaigns and are not resold.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804 or (212) 907-6457.

Sincerely,

/s/ Hank Gracin
Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.